FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Major Event dated October 13, 2003 titled, “Grupo Santander and Generali Reorganize their Insurance Operations in Spain.”

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ITEM 1

MAJOR EVENTS

GRUPO SANTANDER AND GENERALI
REORGANIZE THEIR INSURANCE OPERATIONS
IN SPAIN

Madrid, October 13, 2003 –Grupo Santander has acquired from Generali España the 20% stake Generali held in the bancassurer Santander Central Hispano Seguros y Reaseguros, thus increasing its ownership to 100%. Generali has acquired from Grupo Santander its 13.22% stake in Banco Vitalicio, one of the insurance units of Generali España.

Both operations, provided for under the agreements adopted by the two companies in December, 2000, were completed at the price of €57.1 million apiece.

With this acquisition, the bank confirms its commitment to the business of bancassurance, which has been growing significantly, and to its marketing through its commercial branch network in Spain. In June of this year, the group increased its ownership of this business through the acquisition from Metlife Iberia of its 20% stake in Santander Central Hispano Seguros, which raised the Santander group’s ownership to 80%.

For its part, Generali continues to consolidate even further its significant position in the Spanish market, strengthening its networks of agents and intermediaries and improving management. At the close of the first half of 2003, premiums came to €1.249 billion, up 26% from a year earlier, and net consolidated profit reached €46.7 million, an increase of 29%

Following this reorganization, cooperation between the Santander and Generali groups will continue in other international areas.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581985/1031/2040/1370, Fax: 3491.5226670/5581453

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 15, 2003	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President